FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the           June 26, 2003

                     Indo-Pacific Energy Ltd.
(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X       Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      X       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd .
(Registrant)

Date:	26 th June 2003	/s/ David Bennett
(Signature)

David Bennett
(Name)

Director
(Title)

Indo-Pacific Forges Ahead on Exploration and Development

Wellington, New Zealand – June 23, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) announces that the Bluff-1 well in PEP 38746, has now been approved for drilling by the joint venture parties. Bluff-1 will be drilled following the (previously announced) Wawiri-1 in PEP 38753. These will be the first wells in the Company’s planned multi-well onshore Taranaki drilling program, commencing in August this year. Both wells are the outcome of successful evaluation work completed over the last year by Indo-Pacific for the permit holders; which beside Indo-Pacific include several prominent Australian oil and gas exploration companies. Indo-Pacific holds a 25% interest in PEP 38746 and a 30% interest (following the deal advised below) in PEP 38753.

Wawiri-1 and Bluff-1 wells will both test Mt Messenger Sandstone targets at depths of 4500-5000 feet. Wawiri Prospect is defined as a fault block structure with an associated seismic amplitude anomaly, situated adjacent to, but at shallower depth than Swift Energy’s Waihapa/Ngaere oil fields. Bluff Prospect is identified on 3D seismic as a similar target adjacent to Todd Energy’s McKee oil field. Following success at either prospect, pipeline tie-in to adjacent production infrastructure may be readily achieved.

The Company has also entered into an arrangement with Krystal Corporation Pte Ltd, whereby Krystal will fund a portion of past costs, 26.4% of the Wawiri-1 well, and is obligated to fund 26.4% of the Akama deep gas test, when drilled, in order to earn a 20% interest in PEP 38453. Partners in this permit include Tap Oil (New Zealand) Pty Ltd and Magellan Petroleum (NZ) Ltd.

During commissioning of the recently imported rig, operations have been proceeding slowly at the Cheal-1 re-entry. However, the rig is now operating well, the production packer has been set in the wellbore, and perforating guns and production tubing are being run into hole in readiness for the extended production test (see photos on www.indopacific.com ). A short term clean-up flow will be conducted in the next few days, and the well will then be suspended pending arrival of production test equipment presently in use by other operators. Although perforating operations are yet to be conducted, both oil and gas are already being observed in the wellbore.

The two proposals short-listed for the Kahili pipeline and field development have been analyzed, and further project optimizations have been identified with the tenderers. Indo-Pacific will shortly make a development recommendation to the joint venture parties; and a final decision is anticipated during July. First production is anticipated in early 2004. Indo-Pacific CEO Dave Bennett commented “we are delighted with the excellent quality of the proposals received, and the clear enthusiasm of the bidders to bring gas and condensate on stream to market at earliest opportunity”.

The Kaimata 3D seismic survey, acquired earlier this year, is being processed at Kelman Geophysical in Calgary. The survey covers a 30 square mile area between the Ngatoro oil field in the west and the McKee and Tariki fields in the east, and is expected to yield Mt Messenger targets for future drilling. It also covers the deeper Waitoriki and Dudley structures, and may also confirm one or both of these deep gas targets for future drilling.

The Annual General Meeting of the Company was held on June 17 in Wellington. Approximately 84% of voting proxies were received, and all existing Board members were re-elected, by substantial majorities. Subsequent to the meeting, Mr David McDonald announced his retirement at age 71 and was replaced by Mr Garth Johnson, a professional accountant and director of other public companies affiliated with Indo-Pacific. Mr Bernhard Zinkhofer, a partner at a leading Canadian law firm and a long serving director, was appointed interim chairman and the board therefore now comprises David Bennett, Ronald Bertuzzi, Garth Johnson and Bernhard Zinkhofer. The Board acknowledges the valuable contributions made by Mr McDonald to the Company over the past several years, and wishes him well in his retirement.

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1-866-999-4639

Web site: http://www.indopacific.com Email: ir@indopacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.